

February 2, 2015

Via E-mail
Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

> **Re:** **Wells Fargo Commercial Mortgage Trust 2012-LC5**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 333-172366-04**

Dear Mr. Sfarra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, page 5, and Schedule A to Exhibit 33.2

1. We note the disclosure here regarding National Tax Search, LLC's identified material instance of noncompliance with the Item 1122(d)(2)(vii) servicing criterion, and the statement that "certain reconciliations were not completed within 30 calendar days...[and] [c]ertain reconciling items lacked proper explanations and were not resolved within 90 day *[sic]* calendar days…" With a view to disclosure, please tell us:

    •   whether the transaction covered by this Form 10-K is part of the sample transactions reviewed to assess compliance with the applicable servicing criterion;

- if the transaction covered by this Form 10-K was part of the transactions reviewed, whether the identified instance of noncompliance involved this transaction;
- identification of the "certain reconciliations" and "certain reconciling items" that were impacted by the material instance of noncompliance;
- the nature, extent and scope of the reconciliations that were not completed or resolved within the specified time frames; and
- whether investors were materially impacted or affected as a result of the material instance of noncompliance.

2.   Please confirm that any Item 1122 report provided in connection with future filings that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what we have requested in the above comment, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instance of noncompliance, and the party's current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3731 if you have any questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel

cc: Jeff Blake
        David S. Burkholder